English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation
  CENTRAL PUERTO S.A
 Exhibit 99.1

Central Puerto S.A.

Consolidated financial statements for the three-month periods ended March 31, 2019 and 2018, together with the independent auditor´s report

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A

Registered office: Av. Edison 2701 - Ciudad Autónoma de Buenos Aires - República Argentina

FISCAL YEAR N° 28 BEGINNING JANUARY 1, 2019 FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2019

CUIT (Argentine taxpayer identification number): 33-65030549-9. Date of registration with the Public Registry of Commerce:

–
Of the articles of incorporation: March 13, 1992.

–
Of the last amendment to by-laws: April 28, 2017.

Registration number with the IGJ (Argentine regulatory agency of business associations): 1.855, Book 110, Volume A of Corporations.

Expiration date of the articles of incorporation: March 13, 2091.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

CAPITAL STRUCTURE
(stated in pesos)

Class of shares	Subscribed, paid-in, issued and registered (Note 13)

1,514,022,256 common, outstanding book-entry shares, with face value of 1 each and entitled to one vote per share.	1,514,022,256

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A

CONSOLIDATED STATEMENT OF INCOME
for the three-month period ended March 31, 2019

		03-31-2019	03-31-2018
	Notes	Unaudited
		ARS 000	ARS 000

Continuing operations

Revenues	4	6,235,792	2,861,120
Cost of sales	Exhibit F	(3,650,749)	(1,385,877)
Gross income		2,585,043	1,475,243

Administrative and selling expenses	Exhibit H	(454,552)	(319,914)
Other operating income	5.1	2,916,680	709,824
Other operating expenses	5.2	(33,636)	(32,417)
CVO receivables update	7.1	-	12,314,618
Operating income		5,013,535	14,147,354

Loss on net monetary position		(1,333,789)	(309,892)
Finance income	5.3	382,376	264,650
Finance expenses	5.4	(1,473,983)	(672,198)
Share of the profit of associates		96,668	163,998
Income before income tax from continuing operations		2,684,807	13,593,912

Income tax for the period	6	(1,454,832)	(3,002,989)
Net income for the period from continuing operations		1,229,975	10,590,923

Discontinued operations

Income after tax for the period from discontinued operations	14	-	308,705
Net income for the period		1,229,975	10,899,628

Attributable to:
– Equity holders of the parent		1,260,053	10,966,539
– Non-controlling interests		(30,078)	(66,911)
		1,229,975	10,899,628

Basic and diluted earnings per share (ARS)		0.82	7.25

Basic and diluted earnings per share from continuing operations (ARS)		0.82	7.04

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

  CENTRAL PUERTO S.A

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three-month period ended March 31, 2019

		03-31-2019	03-31-2018
	Notes	Unaudited
		ARS 000	ARS 000

Net income for the period		1,229,975	10,899,628

Other comprehensive income for the period

Other comprehensive income to be reclassified to income in subsequent periods

Loss on financial assets at fair value through other comprehensive income	5.5	-	(40,115)
Income tax related to loss on financial assets at fair value through other comprehensive income	6	-	14,040
Other comprehensive income (loss) to be reclassified to income in subsequent periods		-	(26,075)
Other comprehensive income for the period		-	(26,075)
Total comprehensive income for the period		1,229,975	10,873,553

Attributable to:
– Equity holders of the parent		1,260,053	10,940,464
– Non-controlling interests		(30,078)	(66,911)
		1,229,975	10,873,553

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

  CENTRAL PUERTO S.A

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as at March 31, 2019

		03-31-2019	f12-31-2018
	Notes	Unaudited	Audited
		ARS 000	ARS 000

Assets
Non-current assets
Property, plant and equipment	Exhibit A	27,161,972	25,225,630
Intangible assets		2,398,008	2,498,317
Investment in associates		2,322,576	2,233,704
Trade and other receivables	7.1	18,132,403	18,635,219
Other non-financial assets	8.1	274,790	249,215
Inventories		82,382	83,484
		50,372,131	48,925,569
Current assets
Inventories		297,395	246,914
Other non-financial assets	8.1	444,375	553,447
Trade and other receivables	7.1	12,718,798	11,825,044
Other financial assets	7.5	2,085,232	2,196,027
Cash and cash equivalents		231,910	257,032
		15,777,710	15,078,464
Total assets		66,149,841	64,004,033

Equity and liabilities
Equity
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		12,968,145	12,968,145
Legal reserve		428,549	428,549
Voluntary reserve		4,925,261	4,925,261
Retained earnings		17,708,522	16,448,469
Equity attributable to holders of the parent		37,544,499	36,284,446
Non-controlling interests		541,833	522,760
Total equity		38,086,332	36,807,206

Non-current liabilities
Other non-financial liabilities	8.2	2,133,020	2,189,604
Other loans and borrowings	7.3	5,918,259	5,816,970
Borrowings from CAMMESA	7.4	1,074,223	1,122,593
Compensation and employee benefits liabilities	8.3	147,757	165,957
Deferred income tax liabilities	6	5,349,405	5,358,018
		14,622,664	14,653,142
Current liabilities
Trade and other payables	7.2	2,671,669	1,933,661
Other non-financial liabilities	8.2	1,856,879	1,856,573
Borrowings from CAMMESA	7.4	1,788,404	2,026,438
Other loans and borrowings	7.3	688,643	751,896
Compensation and employee benefits liabilities	8.3	402,564	437,240
Income tax payable		5,471,673	4,937,070
Provisions	Exhibit E	561,013	600,807
		13,440,845	12,543,685
Total liabilities		28,063,509	27,196,827
Total equity and liabilities		66,149,841	64,004,033

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

  CENTRAL PUERTO S.A

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the three-month period ended March 31, 2019

	Attributable to holders of the parent
	Capital stock		Retained earnings
	Facevalue	Adjustment to capital stock	Legal reserve	Voluntaryreserve	Unappropriated retained earnings	Other accumulated comprehensive income (loss)	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2019	1,514,022	12,968,145	428,549	4,925,261	16,448,469	-	36,284,446	522,760	36,807,206

Net income for the period	-	-	-	-	1,260,053	-	1,260,053	(30,078)	1,229,975
Total comprehensive income for the period	-	-	-	-	1,260,053	-	1,260,053	(30,078)	1,229,975

Contributions from non-controlling interests	-	-	-	-	-	-	-	43,670	43,670
Share-based payments	-	-	-	-	-	-	-	5,481	5,481
As of March 31, 2019 (1)	1,514,022	12,968,145	428,549	4,925,261	17,708,522	-	37,544,499	541,833	38,086,332

As of January 1, 2018	1,514,022	12,968,145	181,617	1,139,995	2,466,176	232,497	18,502,452	535,090	19,037,542

Net income for the period	-	-	-	-	10,966,539	-	10,966,539	(66,911)	10,899,628
Other comprehensive income for the period	-	-	-	-	-	(26,075)	(26,075)	-	(26,075)
Total comprehensive income for the period	-	-	-	-	10,966,539	(26,075)	10,940,464	(66,911)	10,873,553

Contributions from non-controlling interests	-	-	-	-	-	-	-	14,687	14,687
Share-based payments	-	-	-	-	-	-	-	1,971	1,971
As of March 31, 2018 (1)	1,514,022	12,968,145	181,617	1,139,995	13,432,715	206,422	29,442,916	484,837	29,927,753

(1) A subsidiary holds 8,851,848 common shares.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A

CONSOLIDATED STATEMENT OF CASH FLOWS
for the three-month period ended March 31, 2019

	03-31-2019	03-31-2018
	Unaudited
	ARS 000	ARS 000

Operating activities
Income for the period before income tax from continuing operations	2,684,807	13,593,912
Income for the period before income tax from discontinued operations	-	367,542
Income for the period before income tax	2,684,807	13,961,454

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	375,128	236,620
Amortization of intangible assets	105,737	92,099
Discount of accounts receivables and payables, net	(894)	545
CVO receivables update	-	(12,314,618)
Interest earned from customers	(309,406)	(147,543)
Finance income	(382,376)	(264,650)
Finance expenses	1,473,983	672,198
Share of the profit of associates	(96,668)	(163,998)
Share-based payments	5,481	1,971
Movements in provisions and long-term employee benefit plan expense	33,705	34,816
Foreign exchange difference for trade receivables	(2,607,274)	(358,785)
Income from the sale of La Plata plant	-	(523,681)
Loss on net monetary position	(1,463,843)	(517,930)

Working capital adjustments:
Increase in trade and other receivables	2,047,575	917,383
(Increase) Decrease in other non-financial assets and inventories	34,117	(899,875)
Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	618,595	419,898
	2,518,667	1,145,904
Interest received from customers	219,453	8,852
Income tax paid	(408,554)	(215,156)
Net cash flows provided by operating activities	2,329,566	939,600

Investing activities
Purchase of property, plant and equipment	(2,316,718)	(720,128)
Cash flows generated from the sale of the La Plata plant	-	699,625
Dividends received	-	426,139
Sale of available-for-sale financial assets, net	139,629	(923,063)
Net cash flows used in investing activities	(2,177,089)	(517,427)

Financing activities
Bank overdrafts received (paid), net	10,057	(425)
Long-term loans received	-	2,676,797
Long-term loans paid	(159,253)	(1,558,626)
Interest and other financial costs paid	(195,054)	(55,576)
Contributions from non-controlling interests	43,670	14,687
Net cash flows (used in) provided by financing activities	(300,580)	1,076,857

(Decrease) Increase in cash and cash equivalents	(148,103)	1,499,030
Exchange difference and other financial results	115,465	42,948
Monetary results effect on cash and cash equivalents	7,516	172,460
Cash and cash equivalents as of January 1	257,032	146,279
Cash and cash equivalents as of December 31	231,910	1,860,717

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the three-month period ended March 31, 2019

1.
Corporate information and main business

Central Puerto S.A. (hereinafter the “Company”, ”we”, “us” or “CEPU”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies pertaining to the energy sector. The Group is mainly engaged in electric power generation and commercialization.

CEPU was incorporated pursuant to Executive Order No. 122/92. We were formed in connection with privatization process involving Servicios Eléctricos del Gran Buenos Aires S.A. (“SEGBA”) in which SEGBA’s electricity generation, transportation, distribution and sales activities were privatized.

On April 1, 1992, Central Puerto S.A., the consortium-awardee, took possession over SEGBA’s Nuevo Puerto and Puerto Nuevo plants, and we began operations.

Our shares are listed on the BCBA (“Buenos Aires Stock Exchange”), and, since February 2, 2018, they are listed on the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”.

In order to carry out its electric energy generation activity the Group owns the following assets:

–
Our Puerto complex is composed of two facilities, Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”), located in the port of the City of Buenos Aires. Our Puerto complex’s facilities include steam turbines plants and a Combined Cycle plant and has a current installed capacity of 1,714 MW.

–
Our Luján de Cuyo plant is located in Luján de Cuyo, Province of Mendoza and has an installed capacity of 509 MW and a steam generating capacity of 150 tons per hour.

–
The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay river in Neuquén province. Piedra del Águila has four 360 MW generating units.

–
The Group is engaged in the management and operations of the thermal plants José de San Martín and Manuel Belgrano through its equity investees Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Belgrano S.A. (“TMB”). Those entities operate the two thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively. Additionally, through its subsidiary Central Vuelta de Obligado S.A. (“CVO”) the Group is engaged in the operation of the thermal plant Central Vuelta de Obligado, with an installed capacity of 816 MW.

The Group is also engaged in the natural gas distribution public sector service in the Cuyo and Centro regions in Argentina, through its equity investees belonging to ECOGAS Group.

Through its subsidiary Proener S.A., the Group sells and transports any type of fuels both in the country and abroad. Moreover, on July 19, 2018, the National Gas Regulation Entity (Enargas) filed the Company with the Registry of Traders and Trade Agreements of Enargas.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

  CENTRAL PUERTO S.A

Moreover, as of the incorporation of CP Renovables S.A. (“CPR”) and its subsidiaries, Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U. the Group takes part on the development and performance of energy projects based on the use of renewable energy sources.

During 2018, the wind farms belonging to CP La Castellana S.A.U. and CP Achiras S.A.U. (CPR subsidiaries) were commissioned, with a capacity of 99 MW and 48 MW, respectively.

The issuance of Group’s condensed consolidated financial statements of the three-month period ended March 31, 2019 was approved by the Company’s Board of Directors on May 13, 2019.

1.1.
Overview of Argentine Electricity Market

Resolution of the Secretariat of Renewable Resources and Electricity Market no. 1/2019

On March 1, 2019 Resolution no. 1/2019 (“Resolution 1”) of the Secretariat of Renewable Resources and Electricity Market was published in the Official Gazette by virtue of which Resolution 19 was abolished. It establishes the new remuneration values of energy, power and associated services for the affected generators, as well as their application methodology. Its validity commences on the date of its publication in the Official Gazette.

According to Resolution 1, the approved remuneration system will be of transitional application and until the following are defined and gradually implemented: regulatory mechanisms aimed at reaching an autonomous, competitive and sustainable operation that allows for freedom of contract between supply and demand; and a technical, economical and operative functioning for the integration of different generation technologies so as to guarantee a reliable and cost effective system.

The following are the main changes introduced by Resolution 1 in connection with Resolution 19: Energy Sale:

–
The price of energy generated by thermal power stations is reduced. Therefore, the price for energy generated with natural gas is of 4 USD/MWh and 7 USD/MWh for energy generated with liquid fuel.

–
The price for energy generated from non-conventional energy sources (renewable energies) is fixed at 28 USD/MWh.

Power Sale:

–
DIGO price (established by Resolution 19) goes from 7,000 USD/MW-month during the twelve months of the year to 7,000 USD/MW-month the six months of higher seasonal demand for electrical energy (December, January, February, June, July and August) and to 5,500 USD/MW-month the remaining months of the year (March, April, May, September, October and November).

–
Some minimum values of offered availability are changed. Its compliance is subject to the foregoing prices, in accordance with the following chart:

Technology	Resolution 19	Resolution 1

Big CC P > 150 MW	3050	3050
Small CC P ≤ 150 MW	3400	3400
Big ST P > 100 MW	4350	4350
Small ST P ≤ 100 MW	5700	5200
Big GT P > 50 MW	3550	3550
Small GT P ≤ 50 MW	4600	4600
Internal Combustion Engines	5700	5200

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

  CENTRAL PUERTO S.A

–
A weighting factor is fixed for the foregoing prices, between 1 and 0.7, depending on the use factor of the twelve months previous to each month of the transaction.

To date, the energy purchase agreements entered into by the Group with CAMMESA are not affected by the provisions of Resolution 1.

2.
Basis of preparation of the consolidated financial statements

2.1.
Applied professional accounting standards

The Company prepares its condensed consolidated financial statements pursuant to the regulations in force of the Argentine Securities Commission (CNV) on Chapter III, Title IV of the CNV Regulations (N.T. 2013 as amended). Under section 1 of such section of the Regulations, companies issuing negotiable instruments must present their condensed consolidated financial statements applying Technical Resolution 26 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), which resolution establishes the application of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), its amendments and adoption circulars of IFRS that FACPCE may establish in accordance with such Technical Resolution. Interim condensed financial statements must apply the International Accounting Standard 34 (“IAS”) “Interim Financial Reporting”.

As at December 31, 2018, conditions are met for the Company´s consolidated financial statements for the year ended on such date and subsequent dates to incorporate the inflation adjustment established on IAS 29 “Financial Reporting in Hyperinflationary Economies”. The effects caused by the application of IAS 29 are detailed in Note 2.2.2 to the issued consolidated financial statements for the year ended December 31, 2018.

2.2.
Basis of presentation and consolidation

These condensed consolidated financial statements for the three-month period ended March 31, 2019 were prepared applying the financial information framework established by CNV, which was mentioned in Note 2.1.

In preparing these condensed consolidated financial statements, the Group applied the significant accounting policies, estimates and assumptions described in notes 2.3 and 2.4 of the issued financial statements for the year ended December 31, 2018.

These condensed consolidated financial statements include all the necessary information for a proper understanding by their users of the relevant facts and transactions subsequent to the issuance of the last annual financial statements for the year ended December 31, 2018 and up to the date of these interim condensed consolidated financial statements. However, these condensed consolidated financial statements include neither all the information nor the disclosures required for the annual financial statements prepared in accordance with IAS 1 (Presentation of financial statements). Therefore, these condensed consolidated financial statements must be read together with the annual financial statements for the year ended December 31, 2018.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

  CENTRAL PUERTO S.A

The Group’s condensed consolidated financial statements are presented in Argentine pesos, which is the Group’s functional currency, and all values have been rounded to the nearest thousand (ARS 000), except when otherwise indicated.

2.2.1.
Measuring unit

The condensed consolidated financial statements as at March 31, 2019, including the figures for the previous period were restated to consider the changes in the general purchasing power of the functional currency of the Group (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the Argentine Securities Commission. Consequently, the financial statements are stated in the current measurement unit at the end of the reported period.

The inflation was 11.78% and 6.66% in the three-month periods ended March 31, 2019 and 2018, respectively.

2.3.
Changes in accounting policies

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2019, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

IFRS 16 Leases

In January 2016, the IASB issued the final version of IFRS 16 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 Operating leases-incentives and SIC-27 Evaluating the substance of transactions involving the legal form of a lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions leases of “low-value” assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right to-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right- of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, but not before the entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or modifies retrospective approach.

As of March 31, 2019, these changes did not have significative effects on the Group.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A

IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments. The Interpretation clarifies application of recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: (a) whether an entity considers uncertain tax treatments separately, (b) the assumptions an entity makes about the examination of tax treatments by taxation authorities, (c) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and (d) how an entity considers changes in facts and circumstances. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019.

As of March 31, 2019, these changes did not have significative effects on the Group.

3.
Operating segments

The following provides summarized information about the net income from continuing operations of the operating segments for the three-month periods ended March 31, 2019 and 2018:

03-31-2019	Electric Power Generation	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustmentsand Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	6,101,928	3,035,199	302,181	(3,203,516)	6,235,792
Cost of sales	(3,543,642)	(2,208,992)	(186,183)	2,288,068	(3,650,749)
Administrative and selling expenses	(454,552)	(544,368)	-	544,368	(454,552)
Other operating income	2,916,276	155,112	404	(155,112)	2,916,680
Other operating expenses	(27,993)	(13,115)	(5,643)	13,115	(33,636)

Operating income	4,992,017	423,836	110,759	(513,077)	5,013,535

Other (expenses) income	(3,868,814)	(241,417)	(12,185)	338,856	(3,783,560)

Net income for the segment	1,123,203	182,419	98,574	(174,221)	1,229,975
Share in the net income for the segment	1,123,203	72,301	34,471	-	1,229,975

03-31-2018	Electric Power Generation	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustmentsand Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	2,810,883	2,658,216	223,296	(2,831,275)	2,861,120
Cost of sales	(1,356,929)	(1,718,883)	(131,529)	1,821,464	(1,385,877)
Administrative and selling expenses	(319,914)	(436,622)	-	436,622	(319,914)
Other operating income	709,824	69,005	-	(69,005)	709,824
Other operating expenses	(32,417)	(9,924)	-	9,924	(32,417)
CVO receivables update	12,314,618	-	-	-	12,314,618

Operating income	14,126,065	561,792	91,767	(632,270)	14,147,354

Other (expenses) income	(3,755,282)	(16,332)	(9,287)	224,470	(3,556,431)

Net income for the segment	10,370,783	545,460	82,480	(407,800)	10,590,923
Share in the net income for the segment	10,370,783	194,822	25,318	-	10,590,923

(1)
Includes information from associates.
(2)
Includes income (expenses) related to resale of gas transport and distribution capacity.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

  CENTRAL PUERTO S.A

4.
Revenues

	03-31-2019	03-31-2018
	ARS 000	ARS 000

Revenues from Resolution 1, Resolution 19, SGE Resolution 70/2018,Resolution 95/2013 and amendments	5,534,906	2,667,047
Sales under contracts	517,679	80,939
Steam sales	49,343	62,898
Resale of gas transport and distribution capacity	50,573	50,236
Revenues from CVO thermal plant management	83,291	-
	6,235,792	2,861,120

5.
Other income and expenses

5.1.
Other operating income

	03-31-2019	03-31-2018
	ARS 000	ARS 000

Interest earned from customers	309,406(1)	147,543(1)
Foreign exchange difference, net	2,607,274(2)	358,785(2)
Recovery of insurance	-	202,850
Others	-	646
	2,916,680	709,824

(1)
Includes 7,026 and 8,650 related to receivables under FONINVEMEM I and II Agreements for the three-month periods ended March 31, 2019 and 2018, respectively. It also includes 218,935 related to CVO receivables for the three-month period ended March 31, 2019.
(2)
Includes 120,392 and 86,604 related to receivables under FONINVEMEM I and II Agreements for the three-month periods ended March 31, 2019 and 2018, respectively. It also includes 2,578,668 related to CVO receivables for the three-month period ended March 31, 2019.

5.2.
Other operating expenses

	03-31-2019	03-31-2018
	ARS 000	ARS 000

Charge related to the provision for lawsuits and claims	(23,592)	(23,571)
Others	(10,044)	(8,846)
	(33,636)	(32,417)

5.3.
Finance income

	03-31-2019	03-31-2018
	ARS 000	ARS 000

Interest earned	17,934	49,969
Net income on financial assets at fair value through profit or loss (1)	248,977	101,843
Foreign exchange differences	115,465	43,712
Net income on disposal of financial assets at fair value through other comprehensive income (1)	-	69,126
	382,376	264,650

(1) Net of 16,640 and 11,231 corresponding to turnover tax for the three-month periods ended March 31, 2019 and 2018, respectively.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

  CENTRAL PUERTO S.A

5.4.
Finance expenses

	03-31-2019	03-31-2018
	ARS 000	ARS 000

Interest on loans and borrowings from CAMMESA	(459,192)	(395,725)
Foreign exchange differences	(948,333)	(264,872)
Bank commissions for loans and others	(2,978)	(11,546)
Others	(63,480)	(55)
	(1,473,983)	(672,198)

5.5.
Movements from financial assets at fair value through other comprehensive income

	03-31-2019	03-31-2018
	ARS 000	ARS 000

Financial assets at fair value through other comprehensive income
Gain for the period	-	28,678
Reclassification adjustments to income	-	(68,793)
Loss for financial assets at fair value through other comprehensive income	-	(40,115)

6.
Income tax

The major components of income tax during the three-month periods ended March 31, 2019 and 2018, are the following:

Consolidated statements of income and comprehensive income

Consolidated statement of income

	03-31-2019	03-31-2018
	ARS 000	ARS 000

Current income tax
Income tax charge for the period	(1,463,445)	(2,299,706)
Adjustment related to current income tax for the prior period	-	-

Deferred income tax
Related to the net variation in temporary differences	8,613	(703,283)
Income tax	(1,454,832)	(3,002,989)

Consolidated statement of comprehensive income

	03-31-2019	03-31-2018
	ARS 000	ARS 000

Income tax for the year related to items charged or credited directly to other comprehensive income
Deferred income tax	-	14,040
Income tax charged to other comprehensive income	-	14,040

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

  CENTRAL PUERTO S.A

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the three-month periods ended March 31, 2019 and 2018, is as follows:

	03-31-2019	03-31-2018
	ARS 000	ARS 000

Income before income tax from continuing operations	2,684,807	13,593,912
Income before income tax from discontinued operations	-	367,542
Income before income tax	2,684,807	13,961,454

At statutory income tax rate of 30%	(805,442)	(4,188,436)
Share of the profit of associates	4,449	(4,538)
Effect related to statutory income tax rate change (1)	62,765	263,444
Effect related to the discount of income tax payable	(241,044)	578,611
Income (loss) on net monetary position	(475,553)	290,046
Others	(7)	(953)
Income tax for the period	(1,454,832)	(3,061,826)
Income tax attributable to continuing operations	(1,454,832)	(3,002,989)
Income tax attributable to discontinued operations	-	(58,837)
	(1,454,832)	(3,061,826)

(1) Effect of applying the changes in the statutory income tax rate established by Law 27,430, as described in Note 20 to the issued consolidated financial statements of December 31, 2018, to the deferred assets and liabilities, according to its expected term of realization and settlement, respectively.

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income and statement of other comprehensive income
	03-31-2019	03-31-2018	03-31-2019	03-31-2018
	ARS 000	ARS 000	ARS 000	ARS 000

Provisions and others	82,084	76,531	5,553	3,132
Provision for plant dismantling	-	-	-	(64,875)
Trade receivables	-	-	-	10,313
Other financial assets	(130,979)	(163,220)	32,241	(2,493)
Employee benefit liability	45,398	48,580	(3,182)	(3,511)
Receivables and other non-financial liabilities	809	723	86	-
Investments in associates	(490,392)	(466,761)	(23,631)	174,863
Property, plant and equipment - Material & spare parts	(3,576,360)	(3,412,601)	(163,759)	267,142
Intangible assets	(425,379)	(449,315)	23,936	45,029
Deferred tax income	(1,997,916)	(2,035,751)	37,835	(1,129,973)
Tax loss carry-forward	1,143,330	1,043,796	99,534	11,130
Deferred income tax (expense) income			8,613	(689,243)
Deferred income tax liabilities, net	(5,349,405)	(5,358,018)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

  CENTRAL PUERTO S.A

Deferred income tax liability, net, disclosed in the consolidated statement of financial position

	Consolidated statement of financial position
	03-31-2019	12-31-2018
	ARS 000	ARS 000
Deferred income tax asset
Continuing operations	1,271,621	1,169,630
Discontinued operations	-	-

Deferred income tax liability
Continuing operations	(6,621,026)	(6,527,648)
Discontinued operations	-	-
Deferred income tax liability, net	(5,349,405)	(5,358,018)

Reconciliation of deferred income tax liabilities, net

	Consolidated statement of financial position
	03-31-2019	03-31-2018
	ARS 000	ARS 000

Amount at beginning of year	(5,358,018)	(4,296,914)
Deferred income tax recognized in profit or loss and in other comprehensive income during the period - continuing operations	8,613	(676,437)
Amount at end of period	(5,349,405)	(4,973,351)

7.
Financial assets and liabilities

7.1.
Trade and other receivables

	03-31-2019	12-31-2018
	ARS 000	ARS 000

Non-current:
Trade receivables - CAMMESA	18,132,359	18,635,171
Guarantee deposits	44	48
	18,132,403	18,635,219

Current:
Trade receivables - CAMMESA	12,260,670	11,518,657
Trade receivables - YPF SA and YPF Energía Eléctrica SA	104,648	84,792
Trade receivables - Large users	77,606	98,361
Receivables from associates and other related parties	65	962
Other receivables	279,612	126,411
	12,722,601	11,829,183
Allowance for doubtful accounts - Exhibit E	(3,803)	(4,139)
	12,718,798	11,825,044

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

  CENTRAL PUERTO S.A

FONINVEMEM I and II: The receivables under FONINVEMEM I and II Agreements are included under “Trade receivables - CAMMESA”. Such receivables are being collected in 120 equal, consecutive monthly installments beginning in February and January 2010, when Thermal Jose de San Martin and Thermal Manuel Belgrano plants, commenced operations, respectively. Since those dates, CAMMESA has made all payments of principal and interest in accordance with the above-mentioned contractual agreements.

During the three-month periods ended March 31, 2019 and 2018 collections of these receivables amounted to 204,095 and 156,127, respectively.

CVO receivables

As described in note 1.2.a) to the issued consolidated financial statements as of December 31, 2018, in 2010 the Company approved a new agreement with the former Energy Secretariat (the “CVO agreement”) and as from March 20, 2018, CAMMESA granted the commercial operations as a combined cycle of Central Vuelta de Obligado thermal power plant (the “Commercial Approval”).

Receivables under CVO agreement are disclosed under “Trade receivables - CAMMESA”.

As a consequence of the Commercial Approval and in accordance with the CVO agreement, the Company collects the CVO receivables converted in US dollars in 120 equal and consecutive installments. The onetime estimated income (before income tax) in relation to the increase in value due to the novation of CVO credits to US dollars as of March 20, 2018 (due to the combined effect of exchange rate variation and the application of LIBOR rate plus a 5% margin) reaches approximately ARS 12,314,618 and it was recognized in the consolidated income statement for the three-month period ended March 31, 2018 under “CVO receivables update”. At nominal terms, the exchange difference and interests accrued during the three-month period ended March 31, 2019 amounted to approximately ARS 2,579 million and ARS 219 million, respectively, and they are disclosed under “Other operating income” in the consolidated income statement for three-month period ended March 31, 2019.

As of the date of these financial statements, we have collected 609,030 related to January 2019 and February 2019 installments, pursuant to the CVO agreement’s original disbursement schedule, while the issuance of the documents related to March 2018 - December 2018 installments is still remaining.

CVO Credits are expressed in USD and they accrue LIBOR interest at a 5% rate.

The information on the Group’s objectives and credit risk management policies is included in Note 17 to the issued consolidated financial statements as of December 31, 2018.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
	Total	To due	90 days	90-180 days	180-270 days	270-360 days	More than 360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

12-31-2019	30,851,201	28,854,733	1,062,728	331,772	365,962	231,337	4,669
12-31-2018	30,460,263	30,427,474	2,296	24,039	1,234	113	5,107

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

7.2.
Trade and other payables

	03-31-2019	12-31-2018
	ARS 000	ARS 000
Current:
Trade payables	2,562,004	1,897,252
Insurance payable	624	3,388
Payables to associates	109,041	33,021
	2,671,669	1,933,661

Trade payables are non-interest bearing and are normally settled on 60-day terms.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued consolidated financial statements as of December 31, 2018.

For the terms and conditions of payables to related parties, refer to Note 10.

7.3.
Other loans and borrowings

	03-31-2019	12-31-2018
	ARS 000	ARS 000
Non-current

IFC and IIC loan	5,850,267	5,797,900
Derivative financial liabilities not designated as hedging instrument - Interest rate swap	67,992	19,070
	5,918,259	5,816,970
Current

IFC and IIC loan	555,827	501,536
Borrowings from Banco de Galicia y Buenos Aires S.A.	100,403	240,976
Bank overdrafts	32,413	9,384
	688,643	751,896

7.3.1.
Loans from the IIC-IFC Facility

On October 20, 2017 and January 17, 2018, CP La Castellana S.A.U. and CP Achiras S.A.U. (both of which are subsidiaries of CPR), respectively, agreed on the structuring of a series of loan agreements in favor of CP La Castellana S.A.U. and CP Achiras S.A.U., for a total amount of USD 100,050,000 and USD 50,700,000, respectively, with: (i) International Finance Corporation (IFC) on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Intercreditor Agreement Managed Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, “Group IDB”, and together with IFC, “Senior Creditors”).

As of the date of these financial statements, the loans disbursements have been fully received by the Group.

In accordance with the terms of the agreement subscribed by CP La Castellana, USD 5 million accrue an interest rate equal to LIBOR plus 3.5%, and the rest at LIBOR plus 5.25% and the loan is amortizable quarterly in 52 equal and consecutive installments as from February 15, 2019.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

   CENTRAL PUERTO S.A

In accordance with the terms of the agreement subscribed by CP Achiras, USD 40.7 million accrue an interest rate equal to LIBOR plus 5.25%, and the rest at LIBOR plus 4% and the loan is amortizable quarterly in 52 equal and consecutive installments as from May 15, 2019.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by CP La Castellana and CP Achiras until the projects reach the commercial operations date) hedging agreements, guarantee trusts, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to these agreements, CP Achiras, CP La Castellana and the Company have undertaken some obligations, which are described in note 10.3.1 to the issued financial statements as at December 31, 2018. As of March 31, 2019, the Group has met such obligations.

Under the subscribed trust guarantee agreement, as at March 31, 2019, there are commercial liabilities with specific assignment for the amount of 463,775.

7.3.2.
Loans from Banco de Galicia y Buenos Aires S.A. to CP La Castellana and CP Achiras

On October 26, 2017 and October 30, 2017, CP La Castellana and CP Achiras entered into loans with Banco de Galicia y Buenos Aires S.A. in the amount of 330,000 and 175,000, respectively (nominal value). Such loans accrue interest at an interest rate equal to BADLAR private banks plus a 3.10% margin and shall mature on the dates that are two years from the execution and disbursement. The proceeds from these loans were used to finance the Achiras Project and the La Castellana Project. We have fully, unconditionally and irrevocably guaranteed, as primary obligor, all payment obligations assumed and/or to be assumed by CP La Castellana and CP Achiras under these loans and any other ancillary document related to them.

As of the date of these financial statements, the loans have been fully paid.

Loans for wind turbines acquisition

On November and December 2017, CP La Castellana and CP Achiras entered into short-term bridge loans from Banco Galicia y Buenos Aires S.A for a total amount of USD 50.5 million and USD 27 million, respectively, for the acquisition of wind turbines. These loans accrued interest at a 3.6% annual rate.

In addition, on January 15, 2018, CP Achiras entered into a short-term loan from Banco Galicia y Buenos Aires S.A. for a total amount of USD 7.0 million for the acquisition of wind turbines. This loan accrued interest at a 3.1% annual rate.

On January 9, 2018 and April 9 and 10, 2018, CP La Castellana and CP Achiras, respectively, completely cancelled the loans obtained with the funds received from the loans described in the note 7.3.1.

7.3.3.
Borrowing from Kreditanstalt für Wiederaufbau (“KfW”)

On March 26, 2019 the Company entered into a loan agreement with KfW for an amount of USD 56 million in relation to the acquisition of two gas turbines, equipment and related services relating to the Luján de Cuyo project described in Note 19.7 to the issued financial statements as at December 31, 2018.

In accordance with the terms of the agreement, the loan accrues an interest equal to LIBOR plus 1.15% and it is amortizable quarterly in 47 equal and consecutive installments as from the day falling six months after the commissioning of the gas turbines and equipment.

As of the date of these financial statements, the loan has not been disbursed by KfW.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

  CENTRAL PUERTO S.A

7.4.
Borrowings from CAMMESA

	2018	2017
	ARS 000	ARS 000
Non-current:
CAMMESA loans	1,074,223	1,122,593

Current:
CAMMESA loans	601,686	830,037
CAMMESA prepayments	1,186,718	1,196,401
	1,788,404	2,026,438

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued financial statements as at December 31, 2018.

7.5.
Quantitative and qualitative information on fair values Valuation techniques

The fair value reported in connection with the financial assets is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair value of quoted debt securities and mutual funds is based on price quotations at the end of each reporting period.

Fair value hierarchy

The following tables provides, by level within the fair value measurement hierarchy, the Company’s financial assets, that were measured at fair value on recurring basis as of March 31, 2019 and December 31, 2018:

	Fair value measurement using:
03-31-2019	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss:
Mutual funds	1,761,748	1,761,748	-	-
Public debt securities	323,484	323,484	-	-
Total financial assets measured at fair value	2,085,232	2,085,232	-	-

	Fair value measurement using:
12-31-2018	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss:
Mutual funds	2,196,027	2,196,027	-	-
Total financial assets measured at fair value	2,196,027	2,196,027	-	-

There were no transfers between hierarchies and there were not significant variations in assets values.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued financial statements as at December 31, 2018.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

  CENTRAL PUERTO S.A

8.
Non-financial assets and liabilities

8.1.
Other non-financial assets

	03-31-2019	12-31-2018
	ARS 000	ARS 000
Non-current:
Tax credits	270,471	244,387
Prepayments to vendors	4,319	4,828
	274,790	249,215
Current:
Upfront payments of inventories purchases	141,547	63,429
Prepayment insurance	135,253	211,063
Tax credits	147,222	262,242
Other	20,353	16,713
	444,375	553,447

8.2.
Other non-financial liabilities

	03-31-2019	12-31-2018
	ARS 000	ARS 000
Non-current:
VAT payable	2,045,413	2,100,781
Tax on bank account transactions payable	87,607	88,823
	2,133,020	2,189,604
Current:
VAT payable	1,544,172	1,480,588
Turnover tax payable	9,916	7,131
Income tax withholdings payable	31,371	40,271
Concession fees and royalties	23,731	30,638
Tax on bank account transactions payable	86,376	81,594
Others	161,313	216,351
	1,856,879	1,856,573

8.3.
Compensation and employee benefits liabilities

	03-31-2019	12-31-2018
	ARS 000	ARS 000
Non-current:
Employee long-term benefits	147,757	165,957

Current:
Vacation and statutory bonus	173,126	168,726
Contributions payable	73,458	71,342
Bonus accrual	152,594	193,687
Other	3,386	3,485
	402,564	437,240

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A

9.
Equity reserves

On April 30, 2019, the Shareholders’ Meeting of the Company approved i) to restore the legal reserve balance to 503,515, which was the value prior to the absorption of the accumulated negative unappropriated retained earnings resulting from the inflation-adjustment, which had been carried out according to the terms of RG no. 777/18 of the CNV, ii) to increase the legal reserve in the amount of 796,446 and iii) to allocate the remaining unappropriated earnings as of December 31, 2018 to increase the voluntary reserve by 15,148,574 in order to improve the solvency of the Company.

10.
Information on related parties

The following table provides the transactions performed and the accounts payable to/receivable from related parties during the corresponding period/year:

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000

Associates:

Termoeléctrica José de San Martín S.A.	03-31-2019	47	-	38	-
	03-31-2018	70	-	29	-
	12-31-2018	248	-	935	-

Distribuidora de Gas Cuyana S.A.	03-31-2019	-	81,551	-	51,984
	03-31-2018	-	29,396	-	10,927
	12-31-2018	-	263,035	-	28,032

Energía Sudamericana S.A.	03-31-2019	-	-	-	548
	03-31-2018	-	-	402	3,002
	12-31-2018	-	-	-	-

Transportadora de Gas del Mercosur S.A.	03-31-2019	4	-	27	-
	03-31-2018	2,459	-	29,159	-
	12-31-2018	8,548	-	27	-
Related companies:

RMPE Asociados S.A.	03-31-2019	38	59,014	-	56,509
	03-31-2018	56	53,523	-	64,762
	12-31-2018	199	178,728	-	-

Coyserv S.A.	03-31-2019	-	4,121	-	-
	03-31-2018	-	-	-	-
	12-31-2018	-	55,603	-	4,989
Total	03-31-2019	89	144,686	65	109,041
	03-31-2018	2,585	82,919	29,590	78,691
	12-31-2018	8,995	497,366	962	33,021

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

  CENTRAL PUERTO S.A

For the three-month period ended March 31, 2019 and for the year ended December 31, 2018, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

11.
Contracts, acquisitions and agreements

11.1.
Awarding of Renewable Energy Projects

On December 28, 2018, a decision was made at the Special Shareholders’ Meeting of CPR Energy Solutions S.A.U. (”CPRES”), an special purposes vehicle, subsidiary of CPR, which developed projects La Castellana II and Achiras II; the decision made implied a spin off, by means of which CPRES’s equity would be divided and wind farm project La Castellana II was part of its equity, while 79.8-MW wind farm Project Achiras II was divided from it into two parts: (i) a part consisting on 57-MW wind farm Manque; therefore, a new company named CP MANQUE S.A.U. (“CPM”) was incorporated for this wind farm, and (ii) another part consisting on 22.8-MW wind farm called Los Olivos; therefore, a new company named CP LOS OLIVOS S.A.U. (“CPLO”) was incorporated for this wind farm (hereinafter, the “spinning-off companies”.) As resolved at the Shareholders’ Meeting, the spin off was effective in legal and tax terms as at February 1, 2019, on which date, the spinning-off companies were incorporated with the equity that was divided from CPRES. As from such date, the spinning-off companies commenced their independent activities and all operating, accounting, and tax effects were triggered.

The Group entered into a power purchase agreement with Cervecería y Maltería Quilmes SAICAyG (“Quilmes”) for the wind farm Manque for a 20-year term as from the launch of the commercial operations. The agreement comprises power supply to all Quilmes plants reaching about 230 GWh per year.

11.2.
Awarding of co-generation projects

On September 25, 2017, the Company was awarded through Resolution SEE 820/2017 with two co-generation projects called “Terminal 6 San Lorenzo” with a capacity of 330 MW and Luján de Cuyo (within our Luján de Cuyo plant) with a capacity of 93 MW.

On December 15, 2017, we executed a new steam supply contract with YPF for a 15-year term that will begin when the new co-generation unit at our Luján de Cuyo plant begins operations.

Also, on December 27, 2017, we entered into a final steam supply agreement with T6 Industrial S.A. for the new co-generation unit at our Terminal 6 San Lorenzo plant for a 15 year-term.

On January 4, 2018, the Company entered into power purchase agreements with CAMMESA for each of the mentioned projects for a 15-year term as from the launch of commercial operations.

11.3.
Sale of the La Plata plant

On December 20, 2017, YPF EE, an YPF S.A. subsidiary, accepted our offer to sell the La Plata plant, for a total sum of USD 31.5 million, subject to closing customary conditions. On February 8, 2018, after the conditions were met, the plant was transferred to YPF EE effective as of January 5, 2018. Consequently, during the three-month period ended March 31, 2018 the Company booked an income, before income tax, from discontinued operations for 524,910, due to the sale of the mentioned plant.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

  CENTRAL PUERTO S.A

11.4.
Thermal Station Brigadier López award

In the context of a local and foreign public tender called by Integración Energética Argentina S.A. (“IEASA”), on February 27, 2019, IEASA informed the Company that it was awarded with the transfer composed of the production unit that is part of Central Termoeléctrica Brigadier López (the “Station”) and of the premises on which the Station is located, including: a) production unit for the Station, which includes, personal property, recordable personal property, facilities, machines, tools, spare parts, and other assets used for the Station operation and use; b) IEASA’s contractual position in executed contracts (described hereinbelow); c) permits and authorizations in effect related to the Station operation; and d) CPSA’s responsibility of being in charge of the transferred employees.

The Station’s current installed power is 280 MW (open-cycle operation.). Closing cycle works are at an advanced stage and will make the Station power rise to 420 MW.

Contractual position of the executed contracts will be transferred to CPSA upon the effective date of the acquisition, which was originally expected to be on April 1, 2019 pursuant to the tender terms (the “Effective Date”.) The following contracts are included: a) turbogas supplying contract with CAMMESA for the supply of electric power (mixed-cycle operation), whose expected termination date is August 30, 2022; b) turbosteam supplying contract with CAMMESA for the supply of electric power, whose term is of ten years as from commencement of commercial operations, which took place in April 2012; c) financial trust agreement signed by IEASA as trustor for the purpose of financing the Station’s open-cycle work, d) gas distribution contracts, e) Station’s maintenance contract, f) spare parts sale contract, g) insurance contract, and h) other contracts.

As regards the trust contract, CPSA will act as trustor as from the Effective Date. Based on the residual value projection informed by IEASA, the estimated balance of the financial debt at the Effective Date will be of USD 161 million (estimated technical value).

In addition, on the Effective Date, CPSA will have to reacquire the trust debt securities whose value is equivalent to the difference between: (i) the debt securities residual value as of the Effective Date, and (ii) the cash offer made by CPSA.

The total amount offered by CPSA at the public tender was USD 165,432,500; this amount included USD 155,332,500 in cash, and USD 10,100,000 to be paid as LVFVD.

Pursuant to the terms of the tender, CPSA would be subject to a USD 10 million penalty if it fails to honor its obligations under the terms and conditions of the tender. In this sense, a guarantee for the maintenance of the offer has been provided by CPSA and it expires on May 31, 2019.

As of the date of these financial statements, the acquisition of the Station could not be performed due to the failure to satisfy certain conditions of the IEASA tender, such as proper issuance by CNV of an unconditioned authorization to the terms of the amended version of the financial trust agreement. Also, there is a discrepancy between CPSA and IEASA regarding the fulfillment of certain conditions upon which closing of the acquisition of the Station was subject. Finally, Resolution 1 adversely affected the project´s future cash flows. Considering that as of the original closing date, April 1, 2019, the aforementioned conditions were not fulfilled, an extension of such closing date is necessary. As of the date of these financial statements, CPSA and IEASA failed to agree on such extension.

12.
Restrictions on income distribution

Pursuant to the General Legal Entities Law and the Bylaws, 5% of the profits made during the fiscal year must be assigned to the statutory reserve until such reserve reaches 20% of the Company’s Capital Stock.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A

13.
Capital stock

At March 31, 2019, the Capital Stock is 1,514,022, represented by 1,514,022,256 ordinary, book-entry shares with a nominal value of 1 Argentine peso and granting 1 vote each, fully registered, paid-in and issued (8,851,848 are treasury shares).

14.
Discontinued operations

As mentioned in note 11.3, on December 20, 2017 YPF Energía Eléctrica S.A. (“YPF EE”) accepted our offer to sell the La Plata plant. On February 8, 2018, the plant was transferred to YPF EE effective as of January 5, 2018. Consequently, as of March 31, 2018 the La Plata plant results were classified as a discontinued operation. The results of La Plata plant for the three-month period ended March 31, 2018 are presented below:

03-31-2018
ARS 000

Revenues	19,171
Cost of sales	(26,686)
Gross loss	(7,515)

Other operating income	524,910
Operating income	517,395

Loss on net monetary position	(149,853)
Income before tax from discontinued operations	367,542

Income tax	(58,837)
Income for the period from discontinued operations	308,705

The net cash flows of La Plata plant operation are, as follows:

03-31-2018
ARS 000

Operating activities	(7,515)

Earnings per share:

03-31-2018
ARS 000

– Basic and diluted income per share from discontinued operations	ARS 0.20

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT A

CENTRAL PUERTO S.A.

PROPERTY, PLANT AND EQUIPMENT

AS OF MARCH 31, 2019 AND DECEMBER 31, 2018

	03-31-2019
	Cost
	At the beginning	Additions	Transfers	At the end
	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	3,064,378	11,036	5,627	3,081,041
Electric power facilities	25,356,688	384,425	4,741	25,745,854
Wind turbines	3,934,420	-	1,276	3,935,696
Gas turbines (1)	6,572,509	-	(1,300,850)	5,271,659
Construction progress (2)	5,089,109	1,919,689	1,283,961(3)	8,292,759
Other	1,732,170	1,565	-	1,733,735
Total 03-31-2019	45,749,274	2,316,715	(5,245)	48,060,744

	03-31-2019				12-31-2018
	Depreciation
	At the beginning	Charges	At the end	Net book value	Net book value
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	548,599	17,698	566,297	2,514,744	2,515,779
Electric power facilities	18,378,759	292,935	18,671,694	7,074,160	6,977,929
Wind turbines	87,188	50,022	137,210	3,798,486	3,847,232
Gas turbines (1)	-	-	-	5,271,659	6,572,509
Construction progress	-	-	-	8,292,759	5,089,109
Other	1,509,098	14,473	1,523,571	210,164	223,072
Total 03-31-2019	20,523,644	375,128	20,898,772	27,161,972
					25,225,630

(1)
As of March 31, 2019, the Company has gas turbines which can be used for projects in future bidding processes that may be called by the Argentine government.
(2)
The Group has capitalized borrowing costs for a total amount of 21,899 during the three-month period ended March 31, 2019.
(3)
Includes 5,245 transferred to intangible assets related to transmission lines that were transferred to electric energy transport companies.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT E

CENTRAL PUERTO S.A.

ALLOWANCES AND PROVISIONS

AS OF MARCH 31, 2019 AND DECEMBER 31, 2018

	03-31-2019				12-31-2018
Item	At beginning	Increases	Decreases	At end	At end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
ASSETS

Non-current

Inventories	102,921	-	(10,845)(1)	92,076	102,921

Trade and other receivables
Allowance for doubtful accounts - Trade receivables	4,139	100	(436)(1)	3,803	4,139
Total 03-31-2019	107,060	100	(11,281)	95,879
Total 12-31-2018	92,307	44,822	(30,069)(1)		107,060

LIABILITIES

Provisions

Current

Provision for lawsuits and claims	600,807	23,592	(63,386)(1)	561,013	600,807
Total 03-31-2019	600,807	23,592	(63,386)	561,013
Total 12-31-2018	682,379	119,371	(200,943)(1)		600,807

(1) Income (loss) for exposure to change in purchasing power of currency for the period.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT F

CENTRAL PUERTO S.A.

COST OF SALES

FOR THE THREE-MONTH PERIODS ENDED AS OF MARCH 31, 2019 AND 2018

	03-31-2019	03-31-2018
	ARS 000	ARS 000

Inventories at beginning of each period	330,398	297,137

Purchases and operating expenses for each period:
Purchases	2,305,829	356,286
Operating expenses (Exhibit H)	1,394,299	1,042,296
	3,700,128	1,398,582

Inventories at the end of each period	(379,777)	(309,842)
Total cost of sales	3,650,749	1,385,877

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT G

CENTRAL PUERTO S.A.

FINANCIAL ASSETS AND LIABILITIES IN FOREIGN CURRENCY AS OF MARCH 31, 2019 AND DECEMBER 31, 2018

	03-31-2019				12-31-2018
Cuenta	Currency and amount(in thousands)		Effective exchange rate (1)	Bookvalue	Currency and amount(in thousands)		Bookvalue
				ARS 000			ARS 000
NON-CURRENT ASSETS

Trade and other receivables	USD	400,946	43.353(2)	17,382,212	USD	421,112	17,796,781
				17,382,212			17,796,781
CURRENT ASSETS

Cash and cash equivalents	USD	2,474	43.150	106,753	USD	4,720	197,847
	EUR	1	48.376	48	EUR	1	48
Other financial assets	USD	3,940	43.150	170,011	USD	-	-
Trade and other receivables	USD	152,276	43.353(2)	6,601,621	USD	138,051	5,834,181
	USD	3,238	43.150	139,720	USD	3,381	141,721
				7,018,153			6,173,797
				24,400,365			23,970,578

NON-CURRENT LIABILITIES

Other loans and borrowings	USD	138,686	43.350	6,012,038	USD	140,581	5,924,136
				6,012,038			5,924,136

CURRENT LIABILITIES

Other loans and borrowings	USD	13,016	43.350	564,244	USD	12,124	504,203
Trade and other payables	USD	17,722	43.350	768,249	USD	14,686	618,873
	EUR	51	48.708	2,484	EUR	465	22,435
				1,334,977			1,145,511
				7,347,015			7,069,647

USD: US dollar.
EUR: Euro.

(1)
At the exchange rate prevailing as of March 31, 2019 as per the Argentine National Bank.
(2)
At the exchange rate according to Communication “A” 3500 (wholesale) prevailing as of March 31, 2019 as per the Argentine Central Bank.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

 EXHIBIT H

 CENTRAL PUERTO S.A.

 INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b)
 FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

	03-31-2019			03-31-2018
Accounts	Operating expenses	Administrative and selling expenses	Total	Operating expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	443,276	187,546	630,822	373,063	146,818	519,881
Other long-term employee benefits	8,708	1,483	10,191	10,407	1,812	12,219
Depreciation of property, plant and equipment	375,128	-	375,128	236,544	76	236,620
Amortization of intangible assets	97,220	-	97,220	92,100	-	92,100
Purchase of energy and power	20,795	1,508	22,303	12,728	-	12,728
Fees and compensation for services	94,401	109,552	203,953	77,385	109,627	187,012
Maintenance expenses	168,875	57,025	225,900	105,021	3,726	108,747
Consumption of materials and spare parts	48,359	-	48,359	24,510	-	24,510
Insurance	56,850	661	57,511	55,085	220	55,305
Levies and royalties	67,795	-	67,795	52,713	-	52,713
Taxes and assessments	6,052	10,123	16,175	1,900	11,430	13,330
Tax on bank account transactions	907	72,643	73,550	-	42,121	42,121
Others	5,933	14,011	19,944	840	4,084	4,924
Total 03-31-2019	1,394,299	454,552	1,848,851
Total 03-31-2018				1,042,296	319,914	1,362,210

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

English translation of the original report issued in Spanish for publication in Argentina

REVIEW REPORT ON INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the board of directors of

CENTRAL PUERTO S.A.:

I. Report on financial statements Introduction

1. We have reviewed the accompanying interim condensed consolidated financial statements of Central Puerto S.A. (“the Company”) and its subsidiaries, which comprise the statement of financial position as of March 31, 2019, the statements of income and comprehensive income, the statements of changes in equity and cash flows for the three-month period then ended, and selected explanatory notes.

Responsibility of the Board of Directors on financial statements

2. The Board of Directors is responsible for the preparation and presentation of the Company’s financial statements under International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the Argentine Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, it is responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 pursuant to International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34). The Board is also responsible for the internal control it deems necessary for interim financial reporting to be prepared free from material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3. Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1, based on our review, which was conducted in accordance with International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (IAASB). Such standard requires the auditor to comply with the ethical requirements relevant to the audit of the annual financial statements of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

Conclusion

4. Based on our review, nothing has come to our attention that causes us to believe that the financial statements mentioned in paragraph 1 have not been prepared, in all material respects, in accordance with IAS 34.

City of Buenos Aires,
May 13, 2019
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L
C.P.C.E.C.A.B.A. T° 1 – F° 13

GERMÁN E. CANTALUPI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 248 – F° 60